AB* 3/10

[redacted]

09059735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew C. McGinnity **(914) 993-3288**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/23/09
JD

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investments, Inc. as of December 31, 2008 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President and CFO

Title

2/26/09

Notary Public

GERONIMO IGLESIAS
Notary Public, State of New York
No. 01IG6190616
Qualified in Bronx County
Commission Expires July 28, 2012

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Operations
(x) Statement of Changes in Stockholder's Equity
(x) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Statement of Cash Flows
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of AllianceBernstein Investments, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2009

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2008

ASSETS

Cash and cash equivalents	$ 126,082,459
Segregated cash	47,871,940
Receivables:	
Brokers and dealers	197,903,948
Fees from AllianceBernstein Mutual Funds	15,286,035
Due from affiliates	2,646,212
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,177,907	172,273
Deferred sales commissions, net	113,540,745
Prepaid expenses and other assets	2,412,083
Total assets	$ 505,915,695

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables:	
AllianceBernstein Mutual Funds	$ 195,616,789
Brokers and dealers	74,958,861
Accounts payable and accrued expenses	25,860,841
Due to affiliates	2,616,418
	299,052,909
Subordinated notes payable to AllianceBernstein Corporation of Delaware	186,000,000
Commitments and contingencies *(See Note 4)*	
Stockholder's equity:	
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	16,504,990
Accumulated comprehensive income	4,357,786
Total stockholder's equity	20,862,786
Total liabilities and stockholder's equity	$ 505,915,695

The accompanying notes are an integral part of this financial statement

ALLIANCEBERNSTEIN INVESTMENTS, INC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Statement of Financial Condition

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein"). The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AllianceBernstein ("AllianceBernstein Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with actual maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. Cash equivalents at December 31, 2008 includes $96.7 million and $25.4 million invested in two money market funds that are both governed under the Investment Company Act of 1940.

Segregated Cash

The Company maintains accounts at third party custodian banks for the exclusive benefit of customers ("Special Customer Accounts"). The Special Customer Accounts process the receipt and distribution of cash to various investment vehicles offered by the Company and, in some cases, the cash generated by the redemption of interests in these investment vehicles.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over

periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which deferred sales commissions are generally recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Management tests the deferred sales commission asset for recoverability quarterly and determined that the balance as of December 31, 2008 was not impaired.

Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determine the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation as required by Statement of Financial Accounting Standards No. 5 ("SFAS No. 5"), "*Accounting for Contingencies*", and the Financial Accounting Standards Board ("FASB") Interpretation No. 14 ("FIN No. 14"), "*Reasonable Estimation of the Amount of a Loss –an interpretation of FASB Statement No.5*". If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope.

Mutual Fund Underwriting Activities

Receivables from brokers and dealers for sale of shares of AllianceBernstein Mutual Funds are generally collected within three business days from trade-date, in conjunction with the settlement of the related payables to AllianceBernstein Mutual Funds for share purchases.

Foreign Currency Translation

Assets and liabilities of the Company's Tokyo operation are translated into United States dollars ("US$") at exchange rates in effect at the balance sheet date.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

Deferred income tax benefit primarily reflects expenses related to the deferred compensation plans that will be deductible for tax purposes when paid.

In accordance with FASB Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"*, the effects of a tax position are recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its

technical merits. In making this assessment, a company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$5,290,000
Additions for prior year tax positions	324,000
Reductions for prior year tax positions	-
Additions for current year tax positions	876,000
Reductions for current year tax positions	(359,000)
Reductions related to settlements with tax authorities/closed years	(735,000)
Balance at December 31, 2008	$5,396,000

During the year 2008, unrecognized tax benefits with respect to certain tax positions taken in the prior years have been adjusted resulting in a net increase to the reserve totaling $324,000. As described below, settlements with taxing authorities resulted in a $735,000 reduction to the reserve. The amount of unrecognized tax benefits as of December 31, 2008, when recognized, will be recorded as a reduction to income tax expense and affect the Company's effective tax rate.

The total amount of accrued interest recorded on the consolidated statement of financial condition was $630,000 as of December 31, 2008. There were no accrued penalties as of December 31, 2008.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2005 except as noted below.

The IRS is currently examining our federal tax returns for the years 2005 and 2006. These examinations are in exploratory stages and we do not believe an increase for unrecognized tax benefits is necessary. In addition, various state and local examinations of the company's tax returns for years 2001 through 2007 are now in progress. These examinations are in various stages of completion and the reserve for unrecognized tax benefits was adjusted as noted above.

Subject to the results of the examinations for the tax years 2001-2007, under our existing policy for determining whether a tax position is effectively settled for purposes of recognizing previously unrecognized tax benefits, there is the possibility that recognition of unrecognized tax benefits of approximately $2.7 million including accrued interest could occur over the next twelve months.

4. Commitments and Contingencies

Deferred Sales Commission Asset

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under AllianceBernstein's mutual fund distribution system (the "System") are capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash

recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $113.5 million as of December 31, 2008.

Management tests the deferred sales commission asset for recoverability quarterly by comparing undiscounted future cash flows to the recorded value, net of accumulated amortization. Significant assumptions utilized to estimate AllianceBernstein's future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. As of December 31, 2008, management used average market return assumptions of 5% for fixed income and 8% for equity to estimate annual market returns. Higher actual average market returns would increase undiscounted future cash flows, while lower actual average market returns would decrease undiscounted future cash flows. Future redemption rate assumptions ranged from 22% to 32% for U.S. fund shares and 28% to 72% for non-U.S. fund shares, determined by reference to actual redemption experience over the five-year, three-year, one-year, and current quarterly periods ended December 31, 2008, calculated as a percentage of AllianceBernstein's average assets under management represented by back-end load shares. An increase in the actual rate of redemptions would decrease undiscounted future cash flows, while a decrease in the actual rate of redemptions would increase undiscounted future cash flows. These assumptions are reviewed and updated quarterly. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted future cash flows are compared to the recorded value of the deferred sales commission asset. As of December 31, 2008, management determined that the deferred sales commission asset was not impaired. However, if higher redemption rates continue in 2009, it is likely the asset may be impaired. If management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

During 2008 U.S. equity markets decreased by approximately 37.0% as measured by the change in the Standard & Poor's 500 Stock Index and U.S. fixed income markets increased by approximately 5.2% as measured by the change in the Barclays Aggregate Bond Index. The redemption rate for domestic back-end load shares was 25.0% in 2008. Non-U.S. capital market decreases ranged from 40.7% to 53.3% as measured by the MSCI World, Emerging Market and EAFE Indices. The redemption rate for non-U.S. back-end load shares was 42.3% in 2008. Declines in financial markets or higher redemption levels, or both, as compared to the assumptions used to estimate undiscounted future cash flows, as described above, could result in the impairment of the deferred sales commission asset. Due to the volatility of the capital markets and changes in redemption rates, management is unable to predict whether or when a future impairment of the deferred sales commission asset might occur. Any impairment would reduce materially the recorded amount of the deferred sales commission asset.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2008 was as follows:

Carrying amount of deferred sales commission	$521,334,045
Less: Accumulated amortization	(294,774,969)
Cumulative CDSC received	(113,018,331)
Deferred sales commission, net	$113,540,745

Estimated future amortization related to the December 31, 2008 net asset balance, assuming no additional CDSC is received in future periods, is as follows:

2009	$	51,155,076
2010		32,420,505
2011		18,872,461
2012		8,174,868
2013		2,652,497
2014		265,338
	$	113,540,745

Legal Proceedings

AllianceBernstein, Holding and the Company are involved in various other matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege significant damages. While any inquiry, proceeding, or litigation has the element of uncertainty, AllianceBernstein, Holding and the Company believe that the outcome of any one of the regulatory inquiries, administrative proceedings, lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition.

5. Related Party Transactions

Included in payables to brokers and dealers, as of December 31, 2008 are distribution payments owed to a subsidiary of AXA Financial aggregating $1.3 million.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AllianceBernstein, in a qualified noncontributory defined benefit retirement plan maintained by AllianceBernstein. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. As of December 31, 2008, the retirement plan was changed to provide that the participants will not accrue any additional benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Contributions are limited to the maximum amount deductible for federal income tax purposes.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of employees of the Company for 2008 were $7.6 million.

Certain employees of the Company participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein. There were no awards made in 2008. In addition, on January 23, 2009, the Compensation Committee granted an award of options to buy 75,784 Holding Units to one Company employee under an option program maintained by AllianceBernstein.

Included in due to affiliates is $1.1 million for taxes paid by the Parent on behalf of the Company.

The Company has loans outstanding payable to AllianceBernstein Corporation of Delaware aggregating $186.0 million at December 31, 2008 under various subordinated loan agreements. The agreements have been approved by Financial Industry Regulatory Authority and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2008, all of the loans outstanding were to be charged interest at the variable broker dealer call rate, which at the time was 5.54%. The aggregate maturities of the subordinated notes payable during the years ended December 31, 2009, 2010, 2012, and 2013 were $19.0 million, $55.0 million, $10.0 million, and $102.0 million, respectively. Interest payable on such loans at December 31, 2008 was $0.9 million.

6. Fair Value

We adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), *"Fair Value Measurements"*, on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and expands disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy established by SFAS No. 157 are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value

The following table summarizes the valuation of our financial instruments by SFAS No. 157 pricing observability levels as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 122,073,007	$ -	$ -	$ 122,073,007
Total assets measured at fair value	**$ 122,073,007**	**$ -**	**$ -**	**$ 122,073,007**

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- Cash equivalents: We invest excess cash in a money market fund that is valued based on quoted prices in active markets; as such, this is included in Level 1 of the valuation hierarchy.

7. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 1.18 to 1 and the Company had net capital of $85.4 million, which was $78.7 million in excess of its required net capital of $6.7 million.

8. Accounting Pronouncements

In February 2008, the FASB issued Staff Position No. 157-2 ("FSP No. 157-2"). FSP No. 157-2 delays the effective date of FASB Statement No. 157, *Fair Value Measurements*, for nonfinancial assets and nonfinancial liabilities, except for items disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The adoption of FSP No. 157-2 is not expected to have a material impact on our financial statements.